Filed by Virgin Media Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a- 6 of the Securities Exchange Act of 1934

Subject Company: Virgin Media Inc.

Commission File No.: 000-50886

Following our exciting merger announcement with Liberty Global Inc. you had lots of questions about what happens to our Shareplans when the deal’s done.

The Merger affects Sharesave and the Partnership Plan in different ways. We want our existing Shareplan members to be fully informed as there are some important decisions to be made in the coming days.

What’s happening next?

If you’re an existing member of Sharesave and/or the Partnership Plan, you’ll be receiving a pack to your home address very shortly. This pack will explain the choices available to you, your next steps, FAQs and for the Sharesave, your Form(s) of Election.

Please take time to read the information in your pack and please make sure you read the legal stuff too — it’s your money, and it’s important you understand what’s happening. If you’ve got any questions, then contact our Shareplan providers.  Their contact details can also be found on the back of the pack.

If you’re a member of one of our Sharesave, then you’ll need to fill out the appropriate forms and get them posted back to Computershare and/or Yorkshire Building Society by Wednesday 22 May 2013.

On holiday or abroad on business?

Due to the short deadline we need you help to make sure all Shareplan members receive the information and forms they need and that we can get in touch during this key period.

If you’re going to be on holiday or working abroad between now and Wednesday 22 May 2013, then you can send us an email to >Sharesave detailing the dates that you’ll be away, your personal mobile number and an email address we can contact you on, so we can get the documentation that you’ll need.

All the information can also be found on the Shareplans site on Touchpoint.

Thanks

The Shareplans Team

Important Additional Information Regarding the Proposed Transaction Has Been Filed with the SEC:

Liberty Global Corporation Limited, a company that has been established in connection with the transaction, has filed a registration statement on Form S-4 (Registration No. 333-187100) with the Securities and Exchange Commission (SEC), which the SEC declared effective on May 1, 2013 and which includes a definitive joint proxy statement of Virgin Media Inc. and Liberty Global, Inc., and constitutes a prospectus of Liberty Global Corporation Limited.  VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION.  The definitive joint proxy statement/prospectus has been sent to security holders of Virgin Media and Liberty Global seeking their approval of the proposed transaction. Investors may obtain a free copy of the definitive joint proxy statement/prospectus, and other relevant documents filed by Liberty Global Corporation Limited, Liberty Global and Virgin Media with the SEC at the SEC’s Web site at http://www.sec.gov.  The definitive joint proxy statement, and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Inc., 65 Bleecker Street, 6th Floor, New York, New York 10012, Attention: Investor Relations.  Copies of documents filed by Liberty Global and/or Liberty Global Corporation Limited with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.